Exhibit 99.192

LOAN AGREEMENT

Between

FIRE & FLOWER HOLDINGS CORP.,

as the Borrower,

and

2707031 ONTARIO INC.,

as the Lender

Dated as of December 10, 2021

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LOAN AGREEMENT

THIS LOAN AGREEMENT dated as of December 10, 2021, is made by and between Fire & Flower Holdings Corp., a corporation organized and existing under the laws of Canada, as the borrower (together with its permitted successors and assigns, the “Borrower”), and 2707031 Ontario Inc., a corporation organized and existing under the laws of the Province of Ontario, as the lender (together with its successors and assigns, the “Lender”).

WHEREAS the Borrower has requested a Loan from the Lender and the Lender wishes to make such Loan to the Borrower, the whole in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the following mutual covenants and agreements, the parties hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS AND ACCOUNTING PRINCIPLES

1.1	Certain Defined Terms

As used in this Agreement (including the Recitals hereof) and unless otherwise expressly indicated, the following terms shall have the following meanings:

“Affiliate” means, in respect of any Person at any date, (a) any corporation, company, limited liability company, association, joint venture or other business entity of which securities, membership interests or other ownership interests representing fifty percent (50%) or more of the voting power of all equity interests are owned or held, directly or indirectly, by such Person, (b) any partnership, limited liability company or joint venture wherein the general partner, managing partner or operator is, directly or indirectly, such Person, or (c) any other Person that is otherwise directly or indirectly controlled by such Person.

“Agreed Priority” has the meaning set forth in Section 4.1.

“Agreement” means this Loan Agreement, as it may be amended, restated, supplemented, extended or otherwise modified in accordance with its terms and in effect from time to time.

“Applicable Laws” means, other than United States Cannabis Laws, all federal, provincial, municipal and local laws, statutes, regulations, codes, acts, permits, licenses, ordinances, orders, by-laws, guidelines, notices, protocols, policies, directions and rules and regulations, including those of any governmental or other public authority, which may now, or at any time hereafter, govern, be applicable to or enforceable against or in respect of this Agreement, the Loan Documents, the Security Documents, the Borrower, the operation of its business or its property and the Lender, as the case maybe, including the Environmental Laws, the Securities Laws and the Cannabis Laws.

“Borrower” has the meaning specified in the Preamble to this Agreement.

“Business Day” means a day on which banks in Toronto, Ontario and Montréal, Québec are open for business.

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“Cannabis Laws” means the Cannabis Licence Act, 2018, S.O. 2018, c.12, Sched. 2, the Cannabis Act, S.C. 2018, c. 16 (Canada), the Cannabis Control Act, 2017, S.O. 2017, c. 26, Schedule 1 (Ontario), and any other applicable governing legislation and the regulations thereunder, all as may be amended, supplemented or replaced from time to time and those which regulate the sale or distribution of Cannabis (in various forms), cannabinoid product or paraphernalia commonly associated with Cannabis and/or related cannabinoid products.

“Capital Lease” means, with respect to any Person, any lease of (or other agreement conveying the right to use) any real or personal property by such Person that, in conformity with GAAP, is or should be accounted for as a capital lease on the balance sheet of that Person.

“Change of Control” means, other than the Lender or an Affiliate thereof, any Person or one or more Persons acting jointly or in concert shall acquire or otherwise become possessed of beneficial ownership (whether directly or indirectly and by whatever means) of (a) more than 50% of the voting Equity Interests of the Borrower or all or substantially all of the assets of the Borrower or (b) has a sufficient number of nominees elected to the board of directors of the Borrower such that such nominees, when added to any existing director remaining on the board of directors of the Borrower after such election who is a nominee of such Person or Persons, will constitute a majority of the board of directors of the Borrower.

“Closing Date” means the date of this Agreement.

“Collateral” has the meaning set out in Section 4.1.

“Contingent Liabilities” of any Person at any time means the amount of all indebtedness and liabilities, contingent or otherwise, of any other Person at such time:

(a)	guaranteed, directly or indirectly, in any manner by the Person including (i) by procuring the issue of letters of credit or other similar instruments for the benefit of that other Person, or (ii) by endorsement of bills of exchange (otherwise than for collection or deposit in the ordinary course of business);

(b)	in effect guaranteed, directly or indirectly, by the Person through an agreement, contingent or otherwise:

(i)	to purchase such indebtedness or liabilities or to advance or supply funds for the payment or purchase of such indebtedness or liabilities;

(ii)	to purchase, sell or lease (as lessee or lessor) property, products, materials or supplies or to purchase or sell services in circumstances where it can reasonably be assumed that the purpose of such agreement was to provide funds to the debtor to enable the debtor to make payment of such indebtedness or liabilities or to provide goods or services to the debtor to enable it to satisfy other liabilities, regardless of the delivery or non-delivery of the property, products, materials or supplies or the provision or non-provision of the services, including take or pay or throughput agreements; or

(iii)	to make any loan, advance, capital contribution to or other investment in the other Person for the purpose of assuring a minimum equity, asset base, working capital or other balance sheet condition at any date or to provide funds for the payment of any liability, dividend or return of capital; or

(c)	secured by any Lien upon property owned by the Person, even though the Person has not assumed or become liable for the payment of such indebtedness or liabilities, provided that, if the Person has not agreed to such assumption, such indebtedness will be deemed to be an amount equal to the lesser of (i) the amount of such indebtedness and liabilities, and (ii) the book value of such property;

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PROVIDED THAT, any contingent liability that arises in connection with the Borrower or any Guarantor entering into an agreement or arrangement in respect of any acquisition in the ordinary course shall be excluded from the foregoing and shall not be deemed a “Contingent Liability”.

“Debt” of any Person at any time means the aggregate amount of all indebtedness and liabilities determined on a consolidated basis, which would, in accordance with GAAP, be reflected on a balance sheet of the Person at such time including, without duplication:

(a)	indebtedness for money borrowed and indebtedness represented by notes payable and drafts accepted representing extensions of credit (including, as regards to any note or draft issued at a discount, the face amount of such note or draft) determined in accordance with GAAP;

(b)	all obligations (whether or not with respect to the borrowing of money) which are evidenced by bonds, debentures, notes or other similar instruments or not so evidenced but which would be considered to be indebtedness for borrowed money in accordance with GAAP;

(c)	all indebtedness upon which interest charges are customarily paid, determined in accordance with GAAP;

(d)	all obligations of such Person under conditional sale or other title retention agreements other than leases which are accounted for under GAAP as operating leases relating to property acquired by such Person;

(e)	all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business);

(f)	the amount of all indebtedness issued or assumed as full or partial payment for property or services and all obligations pursuant to Capital Leases of the Person, provided that if the rights and remedies of the lessor under such Capital Lease Obligations in the case of a default are limited to repossession or sale of property, such amount will be deemed to be equal to the lesser of (i) the amount of the obligations pursuant to Capital Lease, and (ii) the book value of such property, in each case as determined in accordance with GAAP;

(g)	out of the money Hedging Transactions; and

(h)	without duplication, any Contingent Liability relating to an obligation of a type referred to in Sections (a) to (f) above.

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“Default” means any Event of Default or any condition or event which, after notice or lapse of time or both, would constitute an Event of Default.

“Default Rate” means the interest rate applicable to the Loan during periods when any amounts payable by the Borrower, whether as principal repayments, interest payments, expenses payments or other amounts, are due and payable but unpaid by the Borrower, which interest rate shall be at a rate per annum equal to the Interest Rate plus two percent (2%).

“Dollars” and the symbol “C$” or the symbol “$” each mean dollars in lawful currency of Canada.

“Environmental Laws” means all federal, state or local laws, statutes, common law duties, rules, regulations, ordinances and codes, together with all administrative orders, directives, licenses, authorizations and permits of, and agreements with (including consent decrees), any governmental agencies or authorities, in each case relating to or imposing liability or standards of conduct concerning public health, safety and environmental protection matters.

“Equity Interests” means, with respect to any Person, all of the shares of the share capital of (or other ownership or profit interests in) such Person, all of the warrants, options, rights, interests or other securities for the purchase or acquisition from such Person of shares of the share capital of (or other ownership or profit interests in) such Person; all of the warrants, options, Indebtedness, rights, interests or other securities exercisable for or convertible into or exchangeable for shares of the share capital of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares of the share capital (or such other interests); and all of the other ownership or profit interests in such Person (including partnership, member, limited liability company or trust interests therein), whether voting or nonvoting, whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination, and whether or not such shares, warrants, options, rights or other interests are certificated or uncertificated.

“Event of Default” has the meaning set forth in Section 9.1.

“First Series B Warrant Exercise Threshold” means the exercise of at least an aggregate of [Redacted – Commercially Sensitive Information] Series B Warrants (such number subject to customary adjustment in accordance with the terms of the Series B Warrants).

“GAAP” means the generally accepted accounting principles which are in effect from time to time approved by the Canadian Accounting Standards Board or any successor thereto, as applicable, which are currently the International Financial Reporting Standards as adopted by the Chartered Professional Accountants of Canada.

“Governmental Authority” means the government of any nation and any state, provincial, territorial, divisional, county, regional, city and other political subdivision thereof, any tribal, aboriginal or native government or corporation, and any union or commonwealth of multiple countries, in each case in which any property of the Borrower is located or which exercises valid jurisdiction over any such property or the Borrower, or in which the Borrower conducts business or is otherwise present, and any entity, court, arbitrator or board of arbitrators, agency, department, commission, board, bureau, regulatory authority or instrumentality of any of them exercising executive, legislative, judicial, regulatory or administrative functions that exercises jurisdiction over the Borrower or its properties or assets, and any securities exchange or securities regulatory authority to which the Borrower is subject.

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“Governmental Requirement” means any law, statute, code, ordinance, treaty, order, rule, regulation, judgment, ruling, decree, injunction, franchise, permit, certificate, license, authorization, approval or other direction or requirement (including Environmental Laws, occupational, safety and health standards or controls, taxation laws, Securities Laws and Cannabis Laws) of any Governmental Authority.

“Guarantee Agreement” has the meaning specified in Section 4.1(b).

“Guarantors” means all of the Canadian subsidiaries of the Borrower.

“Hedging Transaction” means, for any period, for any Person, any arrangement or transaction between such Person and any other Person which is an interest rate swap transaction, basis swap, forward interest rate transaction, commodity swap, interest rate option, forward foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency interest rate swap transaction, currency option or any other similar transaction (including any option with respect to any of such transactions or arrangements) designed to protect or mitigate against risks in interest, currency exchange or commodity price fluctuations.

“Indebtedness” means, for any Person, without duplication, all indebtedness and liabilities of such Person determined in accordance with GAAP.

“Indemnified Party” or “Indemnified Parties” has the meaning specified in Section 10.5.

“Instrument” means any contract, agreement, undertaking, indenture, mortgage, certificate, document or writing (whether formal agreement, letter or otherwise) under which any obligation, duty, covenant, agreement, affirmation, undertaking or liability is evidenced, assumed or undertaken, or any right or Lien (or right or interest therein) is granted, authenticated, notarized, authorized or perfected, and any notice, registration, recordation, or filing associated with or required by any of the foregoing.

“Interest Payment Date” means each March 31, June 30, September 30 and December 31 of each calendar year for the period commencing on the Closing Date and ending on the earlier of (a) the Maturity Date and (b) any date on which the Borrower makes a full and complete prepayment of the Loan.

“Interest Rate” means eight percent (8.0%) per annum.

“Investor Rights Agreement” means the amended and restated investor rights agreement dated September 16, 2020 between the Borrower and the Lender as may be amended, modified, supplemented, extended, revised or restated from time to time in accordance with its terms.

“Lender” has the meaning set forth in the Preamble to this Agreement.

“Lien” means any mortgage, lien, pledge, assignment, charge, security interest, lease intended as security, title retention agreement, right reserved in any Governmental Body, registered lease of real property, hypothec, levy, execution, seizure, attachment, garnishment or other similar encumbrance.

“Loan” has the meaning specified in Section 2.1.

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“Loan Documents” means this Agreement, the Security Documents, any promissory note and each other Instrument executed by the Borrower and delivered to the Lender in connection with this Agreement, as any of the foregoing may be amended, modified, supplemented, extended, revised or restated from time to time in accordance with their respective terms.

“Losses” has the meaning specified in Section 10.5.

“Material Adverse Effect” means an event or circumstances taken alone or in conjunction with other events or circumstances that has or could be reasonably expected to have a material adverse effect upon (a) the business, operations, prospects, creditworthiness, properties, assets or condition (financial or otherwise) of the Borrower, taken as a whole, (b) the ability of the Borrower to perform its obligations under any Loan Document, (c) the amount which the Lender would be likely to receive upon the liquidation of the Collateral, or (d) the validity or enforceability of any Loan Documents or the rights and remedies of the Lender hereunder.

“Maturity Date” means the earlier of (a) the Scheduled Maturity Date or (b) any date on which the Lender accelerates the due date of the Loan by reason of an Event of Default pursuant to Section 9.2.

“Obligations” means all duties, covenants, agreements, liabilities, indebtedness, indemnifications and obligations of the Borrower with respect to the repayment, payment or performance of all Indebtedness, liabilities and obligations (monetary or otherwise) of the Borrower, whenever arising, whether primary, secondary, direct, contingent, fixed or otherwise, and whether joint, several, or joint and several, established by or arising under or in connection with this Agreement or any other Loan Document, including, in each case, the payment of principal, interest, fees, expenses, reimbursements and indemnification obligations.

“Other Taxes” has the meaning specified in Section 3.5(b).

“Party” or “party” means each party to this Agreement.

“Permitted Debt” means:

(a)	the Obligations;

(b)	Debt owing by the Borrower to any Guarantor or by any Guarantor to the Borrower or any other Guarantor;

(c)	Debt that is subject to a subordination and postponement agreement on terms and conditions satisfactory to the Lender;

(d)	Debt owed to the Lender, other than under or pursuant to the Loan Documents (or any of them);

(e)	to the extent not expressly set forth above, any other Debt approved in writing by the Lender.

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“Permitted Liens” means the following types of Liens:

(a)	Liens securing the Obligations;

(b)	Liens for taxes, assessments and governmental charges the payment of which is not yet due and payable or which are being contested in good faith by the Borrower and by appropriate proceedings promptly initiated and diligently conducted, and a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor;

(c)	Liens imposed by law, such as carrier’s, warehousemen’s, mechanic’s, materialmen’s and other similar Liens securing obligations (other than Indebtedness for borrowed money) that are being contested in good faith and by appropriate proceedings promptly initiated and diligently conducted, and a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made therefor;

(d)	pledges, deposits and Liens in connection with workers’ compensation, employment insurance and other similar legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements to the extent required by law;

(e)	survey exceptions, title defects, easements, zoning restrictions and similar encumbrances on real property and minor irregularities in the title thereto that do not (i) secure obligations for the payment of money or (ii) materially adversely impair the value of such property or its use by the Borrower in the normal conduct of such Person’s business;

(f)	Liens given in the ordinary course of business to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or governmental or other authority in connection with the operations of the Borrower;

(g)	Liens granted to the Lender or any of its Affiliates;

(h)	Liens securing Indebtedness which is postponed and subordinated to the Obligations to the satisfaction of the Lender;

(i)	Liens in favour of ATB Financial; provided that, ATB Financial provides a no- interest letter and covenant in favour of the Lender, in a form satisfactory to the Lender, acting reasonably, whereby ATB Financial confirms that: (i) all Debt owed by the Borrower to ATB Financial has been repaid in full, (ii) its Liens do not attach to any property of the Borrower nor any Guarantor, and (iii) it will not advance any funds to the Borrower or any Guarantor without the prior written consent of the Lender.

“Person” means an individual, partnership, corporation (including a business trust), joint venture, limited liability company or other entity, or a Governmental Authority.

“Quarterly Date” means each March 31, June 30, September 30 and December 31 of each calendar year.

“Representative” means any director, officer, partner, manager, employee, agent, consultant, advisor, accountant, financial advisor, legal counsel or other representative of a Person.

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“Scheduled Maturity Date” means October 1, 2022.

“Second Series B Warrant Exercise Threshold” means the exercise of an aggregate of at least [Redacted – Commercially Sensitive Information] Series B Warrants (such number subject to customary adjustment in accordance with the terms of the Series B Warrants).

“Securities Laws” means all Governmental Requirements applicable to Equity Interests and the issuance and trading of Equity Interests and the respective rules and regulations applicable thereto together with all binding policy statements, national instruments, orders, blanket rulings, mandatory guidelines and other applicable regulatory acts and instruments, together with all regulations, policies, rules or requirements imposed by any applicable securities exchange, trading platform or other similar Person.

“Security” has the meaning set out in Section 4.1.

“Security Documents” has the meaning set out in Section 4.1(c).

“Series B Warrants” means the warrants evidenced by the Warrant Certificate and any additional “Series B Warrants” (as defined in the Investor Rights Agreement) issued to the Lender in accordance with the terms of the Investor Rights Agreement.

“Taxes” has the meaning specified in Section 3.5(a).

“Third Series B Warrant Exercise Threshold” means the exercise of at least an aggregate of [Redacted – Commercially Sensitive Information] Series B Warrants (such number subject to customary adjustment in accordance with the terms of the Series B Warrants).

“United States Cannabis Laws” means any (a) statutes, laws (including common law), rules, regulations, decrees, ordinances, codes, proclamations, treaties, declarations or orders of any U.S. federal Governmental Authority; (b) any consents or approvals of any U.S. federal Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any U.S. federal Governmental Authority, in each case (with respect to the foregoing clauses (a), (b) and (c)), which apply or relate, directly or indirectly, to the cultivation, harvesting, production, trafficking, distribution, processing, extraction, sale and/or possession of cannabis, marijuana or related substances or products containing or relating to the same, as long as those activities are in compliance with applicable state law.

“Warrant Certificate” means the Amended and Restated Series B Warrant Certificate dated effective September 16, 2020, issued by the Borrower to the Lender, and agreed to and acknowledged by the Lender.

1.2	Accounting Principles.

All accounting terms not otherwise defined herein shall be construed, all financial computations required under this Agreement shall be made, and all financial information required under this Agreement shall be prepared, in accordance with GAAP applied on a consistent basis except as specifically provided herein.

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1.3	Other Definitional Provisions; Date and Time References.

(a)	Unless otherwise specified therein, all terms defined in this Agreement shall have the defined meanings when used in the other Loan Documents and any certificate or other document made or delivered pursuant hereto.

(b)	The words hereof, herein and hereunder and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section and subsection references are to this Agreement unless otherwise specified.

(c)	The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

(d)	The word including means including without limitation or including, but not limited to, and does not create or denote a limitation.

(e)	Unless otherwise expressly indicated, each reference to a time or date in any Loan Document shall be to the date and time in Toronto, Canada.

(f)	Unless otherwise expressly indicated, references to contracts, agreements or instruments are deemed to include all present and future amendments, supplements, restatements or replacements to or of such contracts, agreements or instruments.

(g)	Unless otherwise expressly indicated, references to any legislation, statutory instrument or regulation or a section or other provision thereof is a reference to the legislation, statutory instrument, regulation, section or other provision as amended, restated or re- enacted from time to time.

ARTICLE 2

LOAN; USE OF PROCEEDS

2.1	Loan

Subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties of the Borrower set forth herein and in the other Loan Documents, until the earlier of (i) February 1, 2022 and (ii) the date on which the Lender exercises all or part of the Series B Warrants, which the Lender may elect to do or not in its sole discretion, the Lender agrees to lend to the Borrower a maximum amount of $30,000,000 (the “Loan”), which shall be disbursed in three separate tranches of $10,000,000 each (each, a “Tranche”) at any time, upon written request (a “Drawdown Request”) by the Borrower delivered to the Lender prior to the Maturity Date.

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2.2	Drawdown Request

Each Drawdown Request shall be executed by a senior officer of the Borrower and shall:

(a)	specify the purposes for which such Tranche will be used; and

(b)	include a certificate stating: (i) that no Default or Event of Default has occurred and is continuing or would result from the disbursement of such Tranche, and (ii) that the representations and warranties made under the this Agreement and any other Loan Documents remain true and correct in all material respects as of the date of the disbursement of such Tranche.

2.3	Lender’s Books

The Lender shall maintain a record of the Loan attesting as to the total of the Borrower’s indebtedness to the Lender in accordance with the provisions hereof. The record shall constitute, in the absence of manifest error, prima facie proof of the total amount of the indebtedness of the Borrower to the Lender in accordance with the provisions hereof.

2.4	Promissory Note

The Lender may request from time to time the Borrower to sign and deliver to the Lender a promissory note, in form satisfactory to the Lender and Borrower, each acting reasonably, evidencing the indebtedness of the Borrower to the Lender under any Loan Document. The delivery of any promissory note will not operate as novation but will constitute only evidence of such indebtedness.

2.5	Repayment of Loan

The principal amount of the Loan, together with interest thereon and all fees, costs and other amounts then owing, shall be due and payable in full on the Maturity Date. The Borrower covenants and agrees to repay the Loan, together with interest thereon, in accordance with the terms of this Agreement.

2.6	Use of Proceeds

The Borrower shall use the proceeds of the Loan only for general corporate purposes, which, for certainty, includes the financing of acquisitions.

ARTICLE 3

PROCEDURE AND PAYMENT

3.1	Interest.

(a)	General. On each Interest Payment Date, the Borrower shall pay to the Lender interest on the Loan with respect to each quarterly period ending on the Quarterly Date immediately prior to such Interest Payment Date, at a rate of interest per annum based on a 365-day year basis equal to (a) the Interest Rate or (b) the Default Rate, as applicable. Interest accruing at the Default Rate shall be payable on demand. Accrued but unpaid interest on the Loan shall be payable in full on the Maturity Date.

(b)	Default Interest. Interest on the Loan shall accrue and shall be payable by the Borrower at the Default Rate during all periods when any amounts payable by the Borrower as principal repayments, interest payments, expense payments or other amounts are due and payable hereunder, whether by acceleration or otherwise, but remain unpaid by the Borrower. Without prejudice to the rights of the Lender under the preceding sentence, the Borrower shall indemnify the Lender against any direct loss or expense which the Lender may sustain or incur as a result of the failure by the Borrower to pay the Loan when due. A certificate or other notice of the Lender submitted to the Borrower setting forth the basis for the determination of Default Rate interest due and of the amounts necessary to indemnify the Lender in respect of such loss or expense, shall constitute evidence of the accuracy of the information contained therein in the absence of manifest error and, absent notice from the Borrower of such error, shall be conclusive and binding for all purposes. Interest accruing at the Default Rate shall be payable on demand in immediately available funds in Dollars.

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3.2	Repayment of the Loan

(a)	Principal Repayment. The Loan is due and payable in full on the Maturity Date.

(b)	Voluntary Prepayment. Upon not less than five (5) Business Days’ prior written notice to the Lender, the Borrower may at any time prepay all or any portion of outstanding amount of the Loan without bonus or penalty. Upon the giving of notice of prepayment, which shall be irrevocable, the prepayment shall be due and payable on the date set forth therein. Amounts prepaid by the Borrower may not be re-borrowed by the Borrower.

(c)	Mandatory Prepayment. If the Lender exercises all or part of the Series B Warrants, in its sole discretion, the following percentage of the net proceeds from the exercise of such Series B Warrants shall be applied directly by the Lender to first pay any accrued interest on the Loan and then to prepay the outstanding principal amount of the Loan:

(i)	if only the first Tranche has been advanced, [Redacted – Commercially Sensitive Information]% of the net proceeds from the exercise of the Series B Warrants;

(ii)	if only the first and second Tranches have been advanced:

(A)	[Redacted – Commercially Sensitive Information] % of the net proceeds from the exercise of any Series B Warrants up to the First Series B Warrant Exercise Threshold;

(B)	[Redacted – Commercially Sensitive Information]% of the net proceeds from the exercise of any Series B Warrants in excess of the First Series B Warrant Exercise Threshold and less than the Second Series B Warrant Exercise Threshold; and

(C)	[Redacted – Commercially Sensitive Information]% of the net proceeds from the exercise of any Series B Warrants in excess of the Second Series B Warrant Exercise Threshold and less than the Third Series B Warrant Exercise Threshold.

(iii)	if all Tranches have been advanced, [Redacted – Commercially Sensitive Information]% of the net proceeds from the exercise of the Series B Warrants.

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3.3	Priority of Prepayments

All prepayments made by the Borrower shall be applied first to any amounts (other than principal or interest) then payable by the Borrower hereunder or under any other Loan Documents, then to accrued and unpaid interest on the Loan, so prepaid, then to the principal amount of the Loan.

3.4	Payments and Computations

Except as otherwise expressly provided in this Agreement, payments by the Borrower pursuant to this Agreement or any other Loan Document, whether in respect of the Loan, interest or otherwise, shall be made by the Borrower to the Lender not later than 12:00 noon (Toronto time) on the date due by delivery of Dollars in immediately available funds to an account designated in writing by the Lender from time to time at least two (2) Business Days before any such due date. All payments hereunder shall be made by the Borrower without set off, deduction, withholding or counterclaim not later than on the date when due. Any payments received hereunder after the time and date specified in this Section 3.4 shall be deemed to have been received by the Lender on the next following Business Day. All interest shall be computed on the basis of the actual number of days (including the first day but excluding the last day) occurring during the period for which such interest is payable over a year comprised of three hundred sixty-five (365) days. Whenever any payment to be made hereunder shall otherwise be due on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension of time shall be included in computing interest, if any, in connection with such payment.

3.5	Taxes.

(a)	General. Any and all payments by the Borrower shall be made in full, free and clear of and without deduction or withholding for any and all present or future taxes, levies, duties, imposts, assessments, deductions, charges, withholdings or other similar amounts, and all liabilities with respect thereto imposed on the Borrower (all such non-excluded taxes, levies, duties, imposts, assessments, deductions, charges, withholdings and liabilities being hereinafter referred to as Taxes). If the Borrower shall be required by law to deduct or withhold any Taxes from or in respect of any such payment payable hereunder to the Lender, (i) the sum payable shall, subject to applicable law, be increased as may be necessary so that after making all required deductions and withholdings (including deductions and withholdings applicable to additional sums payable under this Section 3.5) the Lender receives an amount as the case may be equal to the amount it would have received had no such deductions or withholdings been made, (ii) the Borrower shall make such deductions or withholdings and (iii) the Borrower shall pay the full amount required to be deducted or withheld to the relevant taxation authority or other authority in accordance with Applicable Law and within the time for payment prescribed by Applicable Law.

(b)	Other Taxes. In addition, the Borrower agrees to pay any present or future stamp, sales, use or documentary taxes or any other excise or property taxes, charges, duties or similar levies which arise from any payment made hereunder or from the execution, delivery or registration of, or otherwise with respect to, this Agreement, any of the Loan Documents, or any Instrument contemplated thereby (hereinafter referred to as Other Taxes).

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(c)	Tax Indemnity. The Borrower hereby indemnifies the Lender for, and agrees to hold the Lender harmless from, the full amount of all Taxes and Other Taxes payable by the Lender and any liability, cost or amount (including penalties, interest and expenses) arising therefrom or with respect thereto.

(d)	Payment of Taxes. Within thirty (30) days after the date required for payment of any Taxes or Other Taxes required to be deducted or withheld by the Borrower in respect of any payment or delivery to the Lender, the Borrower will furnish to the Lender a form of evidence of payment thereof acceptable to the Lender in its sole discretion, acting reasonably.

(e)	Survival. Without prejudice to the survival of any other agreement hereunder, the agreements and obligations contained in this Section 3.5 shall survive the payment in full of the Loan, interest thereon and any other amounts due hereunder.

3.6	Interest Act of Canada

For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder or in connection herewith is to be calculated on the basis of a 365-day year, the yearly rate of interest to which the rate used in such calculation is equivalent to the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 365. The rates of interest under this Agreement are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

3.7	Criminal Code

If any provision of this Agreement would oblige the Borrower to make any payment of interest or other amount payable to the Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by that Lender of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Lender of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary (but only to the extent necessary), as follows:

(a)	first, by reducing the amount or rate of interest; and

(b)	thereafter, by reducing any fees, commissions, costs, expenses, premiums and other amounts required to be paid to the Lender which would constitute interest for purposes of section 347 of the Criminal Code (Canada), in each case, if necessary, to be effected by repayment by the Lender to the Borrower of any amount already received by the Lender that would be reduced by this Section (it being agreed that the Lender may elect whether to effect such repayment and reduction by return of shares or by payment of the applicable amount in cash to the Borrower).

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ARTICLE 4

SECURITY DOCUMENTS

4.1	Security Documents.

(a)	As general and continuing security (the “Security”) for the payment and performance of the Obligations, a general security agreement creating a first priority ranking security interest (subject only to Permitted Liens) (the “Agreed Priority”) over all real and personal property, assets, rights, titles and interests, whether tangible or intangible, presently held or hereafter acquired by the Borrower, and all products and proceeds of the foregoing, including insurance proceeds related to the foregoing (collectively, the “Collateral”) will be granted by the Borrower and the Guarantors to the Lender.

(b)	The Guarantors shall execute and deliver a guarantee agreement in favour of the Lender in a form satisfactory to the Lender, to guarantee the payment and performance of the Obligations (the “Guarantee Agreement”).

(c)	Each of the Borrower and the Guarantors shall execute a general security agreement given for the benefit of the Lender, in a form satisfactory to the Lender, to create the Security on its Collateral and any other security agreement, pledge agreement or Instrument required by the Lender from time to time to obtain a Lien in or on any Collateral now owned or hereinafter acquired by the Borrower and the Guarantors to secure the Obligations (collectively with the Guarantee Agreement, the “Security Documents”).

4.2	Protection of Security Document Liens

Each of the Borrower and the Guarantors hereby authorizes the Lender to file, at the Borrower’s expenses, such financing statements and other agreements, documents, registrations, filings or Instruments with such Governmental Authorities in such jurisdictions as it reasonably determines to be desirable and to take such other actions as the Lender determines to be necessary or desirable to legalize, authenticate, protect, perfect, continue and maintain the perfection of the Liens in the Collateral identified in the Security Documents.

4.3	Validity of Liens

The Borrower hereby agrees that notwithstanding any provision of any other Loan Document to the contrary, (a) the Liens created pursuant to each Security Document shall secure all Obligations of the Borrower and (b) the Security Documents create valid security interests in, and Liens on, the Collateral purported to be covered thereby, which security interests and Liens are currently perfected security interests and Liens, or will be perfected security interests and Liens in accordance with the requirements specified in such Security Documents or elsewhere in this Agreement, each with the Agreed Priority.

4.4	Right of Set-Off

Upon the occurrence and during the continuance of any Event of Default, the Lender is hereby authorized at any time and from time to time, without notice to the Borrower (any such notice being expressly waived by the Borrower), to set off and apply any and all deposits (general or special, time or demand, provisional or final), at any time held and other indebtedness at any time owing by the Lender to or for the credit or the account of the Borrower against any and all of the Obligations of the Borrower now or hereafter existing, although such Obligations may be contingent and unmatured. The Lender agrees promptly to notify the Borrower after any such set-off and application, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of the Lender under this Section 4.4 are in addition to other rights and remedies (including other rights of set-off) which the Lender may have.

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ARTICLE 5

CONDITIONS PRECEDENT

5.1	Conditions Precedent to the Effectiveness of this Agreement

Upon the satisfaction (or waiver by the Lender in its sole discretion) of each of the following conditions precedent, this Agreement shall become effective:

(a)	The Lender or its counsel shall have received the following in form and substance as shall be satisfactory to the Lender, acting reasonably:

(i)	this Agreement, duly executed by the Borrower;

(ii)	each other Security Document, each duly executed by the Borrower, together with any financing statements, filings or other Instruments for filing or registration, notarizations thereof, notices with respect thereto or other Instruments, including applicable estoppel letters, determined by the Lender, acting reasonably, to be necessary or desirable to establish, maintain, continue and perfect the Liens established pursuant to the Security Documents;

(iii)	to the extent not specifically referenced, each other Loan Document, duly executed by the Borrower; and

(iv)	a certificate for the Borrower from its jurisdiction of incorporation or organization confirming the due organization and good standing of the Borrower in such jurisdiction;

(b)	all representations and warranties made by the Borrower and the Guarantors in this Agreement and the other Loan Document shall be true and correct;

(c)	all approvals, consents and authorizations of Governmental Authorities or other Persons required in connection with this Agreement and the other Loan Documents, if any, shall have been obtained and remain in effect;

(d)	there shall be no pending or threatened (in writing) action or proceeding before any Governmental Authority against or affecting the Borrower;

(e)	the Lender shall have received, in form and substance satisfactory to the Lender, acting reasonably, search results from all relevant jurisdictions wherein the Borrower conducts business or owns property, pertaining to all Lien filings, registrations and records appearing in such jurisdiction, together with copies of any documents, filings and Instruments on file in such jurisdictions;

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(f)	the Lender, acting reasonably, shall be satisfied with the form of the Loan Documents;

(g)	the Borrower shall have made all public disclosures (including all information material to the Borrower) and submitted all applications, reports and information, and taken all other actions necessary, to comply in all material respects with applicable Securities Laws and Cannabis Laws, and the Lender shall have confirmed such compliance to its satisfaction, acting reasonably;

(h)	the Borrower shall have performed and complied with all agreements and conditions herein and in the other Loan Documents required to be performed and complied with;

(i)	no Default or Event of Default shall have occurred and be continuing beyond any applicable cure period; and

(j)	there shall not exist any litigation, investigation, bankruptcy or insolvency, injunction, order or claim affecting or relating to the Borrower, which has had, or could reasonably be expected to have, a Material Adverse Effect, or which could reasonably be expected to affect the legality, validity or enforceability of this Agreement or any other Loan Document, that has not been settled, dismissed, vacated, discharged or terminated.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES

6.1	Representations and Warranties

The Borrower hereby represents and warrants to the Lender as follows:

(a)	each of the Borrower and the Guarantors has all requisite corporate power and authority to enter into this Agreement and the other Loan Documents and to carry out the transactions contemplated hereby and thereby;

(b)	each of the Borrower and the Guarantors is otherwise duly qualified to do business as a foreign corporation or other applicable entity in each jurisdiction where the nature of its business or properties requires such qualification;

(c)	each of the Borrower and the Guarantors is a corporation duly incorporated or organized (respectively), validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as applicable.

(d)	the execution, delivery and performance by it of this Agreement and of the other Loan Documents have been duly authorized by all necessary shareholder and director and corporate action on the part of the Borrower and the Guarantors and do not and will not (i) contravene the articles of incorporation, articles, charter or by-laws, operating agreement, notice of articles or similar constituent documents of the Borrower and the Guarantors; (ii) violate any provision of any Governmental Requirement, including Applicable Law, order, writ, judgment, injunction, decree, determination or award presently in effect having applicability to the Borrower or any Guarantor; (iii) result in a breach of or constitute a default under, or require the consent of any Person pursuant to, any agreement to which the Borrower or any Guarantor is a party or by which the Borrower or any of its properties may be bound or affected; or (iv) result in, or require, the creation or imposition of any Lien (other than Liens arising under the Security Documents) upon or with respect to any of the properties now owned by the Borrower or any Guarantor;

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(e)	neither the Borrower nor any Guarantor is in default in any material respect under any Governmental Requirement, including Applicable Laws, writ, judgment, injunction, decree, determination or award or any such indenture, agreement, lease or instrument;

(f)	no authorization or approval or other action by or consent of, and no notice to or filing or registration with, any Governmental Authority or any other Person is required (i) for the due execution and delivery of the Loan Documents, and the incurrence and due performance of, the obligations of the Borrower or any Guarantor under this Agreement or any other Loan Document, or (ii) except for ongoing filings obtained in the ordinary course of the Borrower’s business, for the due performance of all other Obligations of the Borrower or any Guarantor under this Agreement or any other Loan Document, except for such authorizations, approvals or other actions as have been obtained or notices or filings as have been made;

(g)	this Agreement and each of the other Loan Documents constitutes a legal, valid and binding obligation of the Borrower that is a party thereto, enforceable against the Borrower and the Guarantors in accordance with their respective terms (except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws or equitable principles affecting enforcement of creditors’ rights generally at the time in effect);

(h)	there is no claim, action, lawsuit, proceeding, arbitration or investigation pending or, to the knowledge of the Borrower, threatened in writing against or involving the Borrower or any Guarantor which alleges the violation of any Governmental Requirement, including Applicable Laws, or which questions the validity of this Agreement or any of the other Loan Documents or any action taken or to be taken pursuant to this Agreement or any of the Loan Documents, which could reasonably be expected to result, either in any case or in the aggregate, in a Material Adverse Effect;

(i)	all reports, certificates, status updates and other written information (excluding projections and budgets) delivered to the Lender are true, accurate and complete in all material respects as of the date noted thereon and none of the written information delivered to the Lender by the Borrower in connection with this Agreement or the transactions contemplated hereby or in connection with the business of the Borrower contained any material misstatement of fact or omits to state a material fact as at the date it was provided; and

(j)	neither the Borrower, or to the knowledge of Borrower, any of its Affiliates or Representatives has: (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic governmental official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, Corruption of Foreign Public Officials Act (Canada), as amended, or other similar Governmental Requirements, including Applicable Laws applicable to the Borrower; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

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ARTICLE 7

AFFIRMATIVE COVENANTS

So long as the Obligations remain outstanding or so long as the Borrower has the right to request an advance under this Agreement, each of the Borrower and the Guarantors shall:

(a)	preserve and maintain its respective corporate existence, rights, franchises and privileges in the jurisdiction of its incorporation or formation;

(b)	duly and punctually pay all sums of money due and payable by it under, and otherwise perform the terms of this Agreement and any other Loan Document at the time and place and in the manner provided herein and therein;

(c)	comply in all material respects with the requirements of Applicable Laws and comply in all material respects with and use commercially reasonable efforts to maintain in good standing all material permits, licences, registrations or other qualifications necessary to carry on its business;

(d)	use its commercially reasonable efforts to cooperate with the Lender with respect to any proceedings before any court, board or other Governmental Authority which would reasonably be expected to materially and adversely affect the rights of the Lender hereunder or any rights obtained by the Lender under any of the other Loan Documents;

(e)	keep adequate records and books of account in which accurate and complete entries will be made in accordance with GAAP reflecting all transactions required to be reflected by GAAP and keep accurate and complete records of any property owned by it;

(f)	upon reasonable prior written notice but not more than once per year (unless a Default or Event of Default has occurred and is continuing, in which case, at any time), permit the Lender through its officers or employees or through any consultants retained by it, upon request, to have reasonable access at any reasonable time, to the Borrower’s and the Guarantors’ premises and to any records, information or data in its possession so as to enable the Lender to ascertain the state of the Borrower’s consolidated financial condition or operations, and will permit the Lender to make copies of and abstracts from such records, information or data, and will upon request of the Lender deliver to the Lender copies of such records, information or data;

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(g)	promptly advise the Lender in writing following the Borrower or any Guarantor (i) changing the location of its “chief executive office”, “place of business”, “principal residence”, “registered office”, “chief place of business”, “principal place of business”, “jurisdiction of location” or the location of its records; or (ii) changing its name; and the Borrower or any Guarantor (as applicable) shall provide the Lender with any additional security which the Lender may reasonably deem necessary or advisable to maintain or continue the effectiveness of the Security Documents and/or the effectiveness and priority of the Security Interest as a result of such change;

(h)	file all tax returns required to be filed by it when due, pay and discharge all Taxes payable by it when due (other than Taxes where the aggregate liability in respect thereof is reasonably expected to be less than $250,000 or Taxes the amount or validity of which are currently being contested in good faith by appropriate proceedings being diligently pursued, and with respect to which adequate reserves in conformity with GAAP have been provided in its books), pay and discharge immediately upon knowledge by the Borrower of the existence thereof all Liens other than Permitted Liens, withhold and collect all Taxes required to be withheld and collected by it and remit such Taxes to the appropriate Governmental Authority at the time and in the manner required, and pay and discharge all obligations incidental to any trust imposed which, if unpaid, might become a Lien upon any of the assets of the Borrower unless such Lien is a Permitted Lien;

(i)	make and do all such acts and things and execute and deliver all such instruments, agreements, financing statements, registration forms and documents as may be reasonably necessary in order to create, preserve, perfect, render opposable, validate or otherwise protect the Security Interest and the first priority position of the Security Interest (subject to Permitted Liens);

(j)	from time to time at the request of the Lender, make and do all such acts and things and execute and deliver all such instruments, agreements, financing statements registration forms, and documents as the Lender reasonably requests by notice in writing given to the Borrower in order to enable the Lender to exercise and enforce its rights and remedies hereunder and under the Security Documents; and

(k)	deliver to the Lender as soon as possible and in any event within three (3) Business Days after the occurrence of each Event of Default or Default continuing on the date of such statement, a statement of the president or chief financial officer of the Borrower, setting forth the details of such Event of Default or Default, and the action which the Borrower is taking or proposes to take with respect thereto.

ARTICLE 8

NEGATIVE COVENANTS

So long as the Obligations remain outstanding or so long as the Borrower has the right to request an advance under this Agreement, none of the Borrower and the Guarantors shall:

(a)	create, grant, assume or suffer to exist any Lien on its assets other than Permitted Liens;

(b)	incur or suffer to exist any Debt other than Permitted Debt;

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(c)	incur any Contingent Liabilities or provide financial assistance to any Person other than by way of Permitted Debt or to one another;

(d)	enter into any amalgamation, reorganization, liquidation, dissolution, winding-up, merger or other transaction or series of transactions whereby, directly or indirectly, all or any significant portion of the undertaking, property or assets of the Borrower or any Guarantor would become the property of any other Person or Persons;

(e)	sell, transfer or otherwise dispose of all or any significant portion of the undertaking, property or assets of the Borrower or any Guarantor having a value in excess of $10,000 without the Lendor’s prior written consent;

(f)	enter into any transaction for the purchase, sale or exchange of any property or the rendering of any services, with any of its officers, directors, employees, partners, shareholders or Affiliates, or with any Affiliate of any of its officers, directors, employees, partners or shareholders or any other Person with whom it does not deal at arm’s length, except a transaction in the ordinary course of business which is upon fair and reasonable terms not less favourable to the Borrower than would be obtained in a comparable arms-length transaction for fair market value;

(g)	use or invest the proceeds of any Loan for any purpose other than set out in Section 2.6 provided further that such proceeds may not be used to make a hostile take-over bid for any other Person or to make any issuer bids or enter into share buy back transactions; and

(h)	permit or take any action to cause or fail to take any action which results in or could reasonably be expected to cause or result in a Material Adverse Effect.

ARTICLE 9

EVENTS OF DEFAULT

9.1	Event of Default

Each of the following events shall be an “Event of Default” hereunder:

(a)	the Borrower shall fail to repay the Loan as and when due hereunder (whether at stated maturity, by prepayment, on demand or otherwise), or shall fail to pay interest hereunder when due (whether on a payment date, by prepayment, on demand or otherwise), or shall fail to pay any other amount due hereunder when due (whether on the date when due, by prepayment, on demand or otherwise), and such failure continues for three (3) Business Days;

(b)	the Borrower or any Guarantor shall fail to observe or perform any of its covenants contained in this Agreement and has not remedied such default within ten (10) days after written notice of default has been given by the Lender to the Borrower, or if such default is incapable of being remedied with ten (10) days, the Borrower has failed to take diligent steps to cure such default within such ten (10) day period;

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(c)	any representation or warranty made by the Borrower or any Guarantor in any Loan Document or in any certificate at any time required pursuant to the terms of this Agreement to be given by the Borrower or any Guarantor in writing pursuant or in connection with any Loan Document is false or misleading;

(d)	a default shall occur under:

(i)	any other agreement or Instrument pertaining to indebtedness for borrowed money in an amount in excess of $500,000 or any such indebtedness for borrowed money in excess of $500,000 shall be declared to be due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment), prior to the stated maturity thereof; or

(ii)	any agreement or Instrument entered into by the Borrower or any Guarantor with or in favour of the Lender or any of its Affiliates;

(e)	(1) a court enters a decree or order for relief with respect to the Borrower or any of its properties pursuant to any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, including the Bankruptcy and Insolvency Act (Canada) and the Companies’ Creditors Arrangement Act (Canada), or (2) subject to Section 9.1(f), the continuance of any of the following events for 30 days unless dismissed or discharged: (a) an involuntary case is commenced against all or a portion of the assets of the Borrower by a Person other than a Lender, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect; or (b) enforcement proceedings are commenced against the Borrower by a Person other than the Lender in respect of assets of the Borrower having a value in excess of $1,000,000; or (c) a decree or order of a court for the appointment of an administrator, controller, receiver, interim receiver, manager, liquidator, sequestrator, trustee, custodian or other officer having similar powers over the Borrower or over all or a substantial part of its property, is entered; or (d) an interim receiver, trustee or other custodian is appointed without the consent of the Borrower, for all or a substantial part of the property of any such Person;

(f)	(1) an order for relief is entered with respect to the Borrower or any of its properties or the Borrower commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case or to the conversion of an involuntary case to a voluntary case under any such law or consent to the appointment of or taking possession by a receiver, trustee, administrator, controller, or other custodian for all or a substantial part of the Borrower’s property; or (2) the Borrower makes any assignment for the benefit of creditors; or (3) the Borrower enters into or resolves to enter into any arrangement, composition or compromise with any of its creditors in excess of $1,000,000; or (4) the board of directors of the Borrower adopts any resolution or otherwise authorizes action to approve any of the actions referred to in this Section 9.1(f);

(g)	any money judgment, writ or warrant of attachment, or similar process involving (1) an amount in any individual case in excess of $1,000,000 or (2) an amount in the aggregate at any time in excess of $2,000,000 is entered or filed against the Borrower or any of its assets and is either not fully covered by independent third- party insurance or remains unpaid, undischarged, unvacated, unbonded or unstayed and uncontested by the Borrower for a period of 30 days or in any event later than five (5) days prior to the date of any proposed sale thereunder;

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(h)	any Security Document after delivery thereof shall for any reason, except to the extent permitted by the terms thereof or the terms hereof, cease to create a valid and perfected Lien having the Agreed Priority with respect to any of the Collateral purported to be covered thereby, or the Borrower shall so state or claim in writing. Without limiting the foregoing, this Agreement or any of the other Loan Documents, or any material provision hereof or thereof, shall at any time after execution and delivery hereof or thereof: (i) for any reason, cease to be a legal, valid and binding obligation of the Borrower or cease to be enforceable against it in accordance with its terms or shall be declared to be null and void and any such document has not been replaced by a valid and enforceable document and equivalent in effect to such document, assuming such document had originally been valid and enforceable, in form and substance acceptable to the Lender, within fifteen (15) days of such cessation or declaration, provided, however, that such grace period shall only be provided if the Borrower actively cooperates with the Lender to so replace such document; or (ii) the legality, validity, binding nature or enforceability of this Agreement or any other Loan Document, or any provision hereof or thereof, shall be contested by the Borrower or the Borrower shall deny that it has any further liabilities or obligations hereunder or thereunder, or the Borrower purports to revoke, terminate or rescind any Loan Document;

(i)	a change in the business, financial condition or prospects of the Borrower occurs, which has had, or could be reasonably expected to have, a Material Adverse Effect; or

(j)	a Change of Control shall have occurred.

9.2	Remedies Upon Event of Default.

(a)	Termination of Obligations. Upon the occurrence of an Event of Default that continues beyond any applicable cure period, all obligations of the Lender hereunder shall terminate, but such termination shall not limit any rights or remedies of the Lender hereunder.

(b)	Acceleration upon Notice. Upon the occurrence of an Event of Default that continues beyond any applicable cure period, and notice to the Borrower by the Lender that it wishes to accelerate payment, the Loan, together with all interest thereon and all other amounts owed by the Borrower hereunder to the Lender, shall be accelerated and become immediately due and payable in full.

(c)	Availability of Rights and Remedies. Upon the occurrence of an Event of Default that continues beyond any applicable cure period, all of the rights and remedies provided to the Lender under the Security Documents shall become immediately enforceable, and the Lender shall have all other rights and remedies available at law or in equity.

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(d)	Cumulative Rights and Remedies. All rights and remedies of the Lender set out in this Agreement, the Security Documents, the other Loan Documents and otherwise available at law or in equity are cumulative, and no right or remedy contained herein or therein is intended to be exclusive; each such right or remedy is in addition to every other right and remedy contained in this Agreement, the Security Documents and the other Loan Documents, or in any existing or future agreement, or now or in the future existing at law, in equity, by statute or otherwise.

(e)	Waiver of Presentment. Except as expressly provided above in this Section 9.2, presentment, demand, protest and all other notices of any kind are hereby expressly waived. From and after occurrence of an Event of Default that continues beyond any applicable cure period, interest on the Loan shall accrue at the Default Rate and shall be payable on demand.

ARTICLE 10

MISCELLANEOUS

10.1	Amendments, Etc.

Except as otherwise expressly provided in this Agreement, no amendment or waiver of any provision of this Agreement shall in any event be effective unless the same shall be in writing and signed by the other party, and, in the case of any amendment, by the Borrower and the Lender and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

10.2	Notices; Etc.

All notices, requests, demands and other communications provided for hereunder shall be in writing (including email communication) and transmitted to the following address or email address:

if to the Borrower :

Attention: Trevor Fencott

E-Mail: [Redacted – Personal Information]

and if to the Lender:

c/o 4204 Industriel Boulevard

Laval, Québec

H7L 0E3

Attention: Stéphane Trudel

E-mail: [Redacted – Personal Information]

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP

1501 McGill College Avenue, 26th Floor

Montréal, Québec

H3A 3N9

Attention: Sébastien Thériault

E-mail: [Redacted – Personal Information]

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or, as to each Party, at such other address or number as shall be designated by such Party in a written notice to the other. All notices, requests, demands or other communications to or upon the respective Parties shall be in writing (including by e-mail), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made: (a) when delivered by hand, upon receipt; (b) when delivered by e-mail, upon the sender’s receipt of an acknowledgment from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgment), provided that if such notice, request, demand or communication transmitted by e-mail is not sent during the normal business hours of the recipient, such notice, request or demand shall be deemed to have been sent at the opening of business on the next Business Day for the recipient; (c) on the Business Day immediately following the day on which the same has been delivered prepaid (or pursuant to an invoice arrangement) to a reputable national overnight air courier service; or (d) on the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices delivered to the Lender pursuant to Article 2 or Article 3 hereof shall not be effective until actually received by the Lender. The Borrower agrees that any notice, request, demand or communication delivered to the Borrower in accordance with the terms of this Section 10.2 shall constitute and be deemed delivery of such notice, request, demand or communication to the Borrower.

10.3	No Waiver; Remedies

No failure on the part of the Lender to exercise, and no delay in exercising, any right hereunder, or under any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder, or under any other Loan Document preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

10.4	Costs and Expenses

The Borrower agrees to pay on demand all reasonable costs and expenses of the Lender in connection with the negotiation, preparation, execution, and delivery of this Agreement, the other Loan Documents and the other documents and Instruments to be delivered hereunder, including the reasonable fees and expenses of all legal counsel and independent consultants to the Lender and all other out-of-pocket expenses of the Lender. The agrees to pay on demand all actual, out of pocket reasonable costs and expenses of the Lender in connection with the administration of this Agreement and the other Loan Documents, including all reasonable costs and expenses, if any, in connection with the protection of the Lender’s rights with respect to and the enforcement of this Agreement, the other Loan Documents and the other documents to be delivered hereunder (whether incurred before, during or after commencement of any bankruptcy, reorganization or insolvency actions pertaining to the Borrower). All such expenses will be itemized in reasonable detail.

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10.5	Indemnification

The Borrower agrees to indemnify the Lender and its Affiliates and their respective directors, partners, managers, members, owners, principals, shareholders, officers, employees, agents, consultants and Representatives (each, an Indemnified Party and collectively, the Indemnified Parties), from and against, and to defend and hold each of the Indemnified Parties harmless from, any and all liabilities, obligations, losses, damages, penalties, actions, judgments, fines, suits, costs, assessments, charges, claims, Taxes and Other Taxes, expenses, payments or disbursements of any kind whatsoever, including attorneys’ fees and expenses (collectively Losses) which may at any time (including at any time following the payment of the Obligations) be imposed on, incurred or suffered by or asserted against any Indemnified Party in any way relating to or arising out of (a) a breach or default (whether or not constituting a Default or Event of Default) by the Borrower under this Agreement or by the Borrower or any Guarantor under any other Loan Document or any Instrument contemplated by or referred to herein or therein to which it is party, or the transactions contemplated hereby or thereby, or (b) any action or proceeding brought by or against an Indemnified Party due to its entering into or being a party to any Loan Document or by reason of its exercising or performing, or causing the exercise or performance of, any right, power, obligation or action under any Loan Document, whether or not related to the enforcement of any Loan Document, or (c) any act or omission of the Borrower, unless the such act or omission is at the direction of an Indemnified Person, or (d) the business or operations of the Borrower or the ownership, management, administration or operation of its business, except, in each case, with respect to Losses arising entirely out of the negligence or willful misconduct of any Indemnified Party. This Section 10.5 shall survive the repayment of the Obligations and the termination of this Agreement.

10.6	Waiver of Consequential Damages, etc.

To the fullest extent permitted by applicable law, the Borrower shall not assert, and hereby waive, any claim against each Indemnified Party, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or Instrument contemplated hereby or thereby (or any breach thereof), the transactions contemplated hereby or thereby, the Loan or the use of the proceeds thereof. No Indemnified Party shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby, save to the extent such damages have resulted from the gross negligence or wilful misconduct of such Indemnified Party, as determined by a court of competent jurisdiction by a final and non-appealable judgment.

10.7	Binding Effect; Assignment

This Agreement shall be binding upon and inure to the benefit of the Borrower and the Lender and their respective permitted successors and assigns. The Borrower shall not have the right to assign any of its rights or obligations hereunder or any interest herein or in any other Loan Document without the prior written consent of the Lender. Subject to Governmental Requirements, including Applicable Laws, the Lender may, at any time, with the consent of the Borrower (unless an Event of Default shall have occurred and be continuing), assign to its respective successors and Affiliates or other Persons, all or any part of, this Agreement, the other Loan Documents and the Loan, and, to the extent of such assignment, such assignee shall have the same obligations, rights and benefits with respect to the Borrower as it would have had if it were a lender hereunder.

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10.8	Governing Law

This Agreement and the other Loan Documents shall be governed by, and construed in accordance with, the laws of the Province of Ontario, Canada and the federal laws of Canada applicable therein, not including the conflicts of law and choice of law provisions thereof.

10.9	Waiver of Jury Trial

Each Party hereby waives the right to trial by jury with respect to any dispute between or among the Parties or their Subsidiaries with respect to this Agreement, the other Loan Documents or the transactions contemplated hereby or thereby.

10.10	Execution in Counterparts; Facsimile Signatures

This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. This Agreement may be validly executed and delivered by facsimile, portable document format (.pdf) or other electronic transmission, and a signature by facsimile, portable document format (.pdf) or other electronic transmission shall be as effective and binding as delivery of a manually executed original signature.

10.11	Public Announcement

The Borrower consult with the Lender prior to issuing any press release or other public announcement regarding this Agreement, the Lender (or any of its Affiliates) or the transactions contemplated hereby. The Borrower shall not make or issue any public announcement, press release, public statement or other public filing or issuance with respect to this Agreement, the transactions contemplated hereby, or the Lender (or any of its Affiliates), without the prior review, comment and approval of the Lender; provided, that if such public announcement, press release, public statement or other public filing or issuance is required by applicable Governmental Requirements, including Applicable Laws, then the Lender shall not unreasonably withhold or delay its consent. The Borrower shall provide a copy of any such proposed public announcement, press release, public statement or other public filing or issuance to the Lender for review and comment, and the Borrower shall use its commercially reasonable efforts to provide such document to the Lender at least two (2) Business Days prior to release. The Borrower agrees to incorporate any reasonable comments or changes proposed by the Lender. Any comments provided by the Lender shall not be considered certification by such party as to the accuracy, veracity or completeness of the information contained in such public announcement, press release, public statement or other public filing or issuance, or a confirmation or certification by the Lender that the content of such document complies with Securities Laws or other applicable Governmental Requirements.

10.12	Inconsistent Provisions

In the event of any conflict between this Agreement and any of the other Loan Documents, the provisions of this Agreement shall govern and be controlling.

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10.13	Release of Security Documents; Termination of Covenants

Upon (a) the Maturity Date, (b) the payment in full of the Loan and all accrued and interest thereon, (c) the payment in full of all other fees, expenses and other amounts due hereunder and under each other Loan Document, and (d) the complete and irrevocable payment and performance of all Obligations (other than provisions of such agreements which by the terms of such agreements survive the termination of this Agreement), then (i) all covenants of the Borrower in Articles 7 and 8 hereof will terminate, and (ii) at the request of the Borrower, the Lender will release the Security Documents.

10.14	Severability

If any provision hereof is determined to be ineffective or unenforceable for any reason, the remaining provisions hereof shall remain in effect, binding on the parties and enforceable at the election of the Lender in its sole discretion.

10.15	Survival of Representations and Warranties

All representations and warranties made hereunder and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement and the making of any Loan.

10.16	Entire Agreement; Schedules and Exhibits.

This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof, superseding all prior statements, representations, discussions, agreements and understandings, oral or written, relating to such subject matter, including all term sheets and commitment letters.

10.17	Further Assurances

The Borrower shall execute, acknowledge and deliver to the Lender such other and further documents, certificates and Instruments and do or cause to be done such other acts as the Lender reasonably determines to be necessary or desirable to effect the intent of the parties to this Agreement or otherwise to protect and preserve the interests of the Lender hereunder, promptly upon request of the Lender, including the execution and delivery of any and all documents, certificates and Instruments which are necessary or advisable to create, protect, maintain or perfect in favor of the Lender, Liens on all Collateral of the Borrower.

10.18	Acknowledgements

Each of the parties hereto hereby acknowledges that:

(a)	it has been advised by its own legal counsel in the negotiation, preparation, execution and delivery of this Agreement and each other Loan Document;

(b)	this Agreement and the other Loan Documents shall not be construed against any party or more favourably in favor of any party based upon which party drafted the same, it being agreed and acknowledged that all parties contributed substantially to the negotiation and preparation of this Agreement and the other Loan Documents;

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(c)	the Lender has no fiduciary relationship with or duty to the Borrower arising out of or in connection with this Agreement or any other agreement, arrangement, Instrument or investment, and the relationship between the Lender, on one hand, and the Borrower, on the other hand, in connection herewith is solely that of debtor and creditor;

(d)	neither this Agreement nor any other Loan Document to which the Borrower and the Lender is a party creates a joint venture, partnership, agency relationship or fiduciary duty, and no joint venture, partnership, agency relationship or fiduciary duty shall be deemed to exist, between the Lender and the Borrower;

(e)	the Lender is and has been acting solely as a principal and the Lender has not been, is not, and will not be, acting as an advisor, agent or fiduciary for the Borrower;

(f)	the Lender may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower and its Affiliates, and the Lender has no obligation to disclose any of such interests to the Borrower or its Affiliates; and

(g)	The Borrower shall not claim that the Lender has rendered advisory services of any nature or with respect to, or owes a fiduciary or similar duty to, the Borrower in connection with this Agreement, the other Loan Documents, the transactions contemplated hereby or thereby, or the process leading thereto.

10.19	Submission to Jurisdiction; Venue; Service

The Borrower irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of the courts of the Province of Ontario, Canada, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Credit Party or its properties in the courts of any jurisdiction.

(a)	The Borrower irrevocably and unconditionally waives to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in Section 10.19 hereof. The Borrower hereby irrevocably waives, to the fullest extent permitted by applicable law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(b)	The Borrower hereto irrevocably consents to service of process in the manner provided for notices in Section 10.2 hereof. Nothing in this Agreement will affect the right of any party hereto to serve process in any other manner permitted by applicable law.

[Signatures on following page]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written

FIRE & FLOWER HOLDINGS CORP.:

Per:	(signed) “Trevor Fencott”
Name:	Trevor Fencott
Title:	Chief Executive Officer

2707031 ONTARIO INC.:

Per:	(signed) “Stéphane Trudel”
Name:	Stéphane Trudel
Title:	President

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